UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TOWERSTREAM CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
892000100
(CUSIP Number)
MAY 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,134,478 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,134,478 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,134,478 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes 333,333 shares issuable within 60 days upon exercise of a warrant issued to Lacuna Hedge, dated January 12, 2007, at an exercise price of $4.50 per share. This warrant expires on January 12, 2012. The remaining 1,801,145 shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to the extent of their pecuniary interest therein.
(3) This percentage is calculated based upon 34,587,854 shares of the Issuer’s common stock outstanding as of May 4, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009, and assumes the exercise by Lacuna Hedge of the warrant to purchase an aggregate of 333,333 shares of the Issuer’s Common Stock.

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,134,478 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,134,478 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,134,478 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes 333,333 shares issuable within 60 days upon exercise of a warrant issued to Lacuna Hedge, dated January 12, 2007, at an exercise price of $4.50 per share. This warrant expires on January 12, 2012. The remaining 1,801,145 shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to the extent of their pecuniary interest therein.
(3) This percentage is calculated based upon 34,587,854 shares of the Issuer’s common stock outstanding as of May 4, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009, and assumes the exercise by Lacuna Hedge of the warrant to purchase an aggregate of 333,333 shares of the Issuer’s Common Stock.

CUSIP No.

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,134,478 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,134,478 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,134,478 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes 333,333 shares issuable within 60 days upon exercise of a warrant issued to Lacuna Hedge, dated January 12, 2007, at an exercise price of $4.50 per share. This warrant expires on January 12, 2012. The remaining 1,801,145 shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to the extent of their pecuniary interest therein.
(3) This percentage is calculated based upon 34,587,854 shares of the Issuer’s common stock outstanding as of May 4, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009, and assumes the exercise by Lacuna Hedge of the warrant to purchase an aggregate of 333,333 shares of the Issuer’s Common Stock.

Item 1(a) Name of Issuer
Towerstream Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices
55 Hammarlund Way
Middletown, Rhode Island 02842
Item 2(a) Name of Person Filing
Lacuna Hedge Fund LLLP (“Lacuna Hedge”)
Lacuna Hedge GP LLLP (“Lacuna Hedge GP”)
Lacuna, LLC (“Lacuna LLC”)
Item 2(b) Address of Principal Business Office or, if none, Residence
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302
Item 2(c) Citizenship
Lacuna Hedge and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.
Item 2(d) Title of Class of Securities
Common Stock, $0.001 par value
Item 2(e) CUSIP Number
892000100
Item 3
Not applicable.
Item 4 Ownership

	Shares	Sole	Shared	Sole	Shared
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Lacuna Entity	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class (2)
Lacuna Hedge Fund LLLP	2,134,478	0	2,134,478	0	2,134,478	2,134,478	6.2%
Lacuna Hedge GP LLLP	0	0	2,134,478	0	2,134,478	2,134,478	6.2%
Lacuna, LLC	0	0	2,134,478	0	2,134,478	2,134,478	6.2%

(1)
Includes 333,333 shares issuable within 60 days upon exercise of a warrant issued to Lacuna Hedge, dated January 12, 2007, at an exercise price of $4.50 per share. This warrant expires on January 12, 2012. The remaining 1,801,145 shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to the extent of their pecuniary interest therein. These shares do not include 67,000 shares held by Richard O’Leary, who is a member of Lacuna LLC.

(2)
This percentage is calculated based upon 34,587,854 shares of the Issuer’s common stock outstanding as of May 4, 2009, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009, and assumes the exercise by Lacuna Hedge of the warrant to purchase an aggregate of 333,333 shares of the Issuer’s Common Stock.

Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6 Ownership of More than Five Percent of Another Person
The members of Lacuna LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Lacuna Hedge in accordance with their ownership interests in Lacuna LLC.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of Group
Not applicable.
Item 10 Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 22nd day of June, 2009.

LACUNA HEDGE FUND LLLP By: Lacuna Hedge GP LLLP, its general partner By: Lacuna, LLC, its general partner
By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP By: Lacuna, LLC, its general partner
By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC
By:	/s/ Wink Jones
Wink Jones, Managing Director

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.